UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80283M 101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M 101

1	Name of reporting person: Thomas G. Dundon I.R.S. Identification Number of Above Person (Entities Only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,736,638
	6	Shared voting power 34,598,506
	7	Sole dispositive power 13,736,638
	8	Shared dispositive power 34,598,506
9	Aggregate amount beneficially owned by each reporting person 48,335,144(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 13.3%(1)(2)
12	Type of reporting person IN

(1)	Includes 34,598,506 shares owned by DDFS LLC, a Delaware limited liability company solely owned by Thomas G. Dundon, the Chairman and Chief Executive Officer of the Issuer, 350,757 shares of restricted stock and 13,385,881 stock options that are currently exercisable or are exercisable within 60 days of February 2, 2015.
(2)	Based on 348,977,625.00 shares of Common Stock outstanding, as of February 2, 2015 as reported by the Issuer to the Reporting Person.

CUSIP No. 80283M 101

1	Name of reporting person: DDFS LLC I.R.S. Identification Number of Above Person (Entities Only): 20-5775288
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 34,598,506
	7	Sole dispositive power 0
	8	Shared dispositive power 34,598,506
9	Aggregate amount beneficially owned by each reporting person 34,598,506(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.9%(1)(2)
12	Type of reporting person OO – limited liability company

(1)	DDFS LLC is a Delaware limited liability company solely owned by Thomas G. Dundon, the Chairman and Chief Executive Officer of the Issuer.
(2)	Based on 348,977,625.00 shares of Common Stock outstanding, as of February 2, 2015 as reported by the Issuer to the Reporting Person.

Item 1(a).	Name of Issuer. The name of the issuer is Santander Consumer USA Holdings Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 1601 Elm St., Suite #800, Dallas, Texas 75201.

Item 2(a).

Names of Persons Filing.

This Schedule 13G is filed on behalf of (1) Thomas G. Dundon, Chairman of the Board and Chief Executive Officer of the Issuer and (2) DDFS LLC, a Delaware limited liability company solely owned by Thomas G. Dundon.

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

Item 2(b).	Address or Principal Business Office or, if none, Residence. c/o Santander Consumer USA Holdings Inc., 1601 Elm St., Suite #800, Dallas, Texas 75201

Item 2(c).	Citizenship. Thomas G. Dundon is a citizen of the United States of America. DDFS LLC is organized under the laws of the state of Delaware.

Item 2(d).	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number. 80283M 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:

	☒	Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Item 4 is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	Thomas G. Dundon

	By:	/s/ Thomas G. Dundon
	Name:	Thomas G. Dundon

DDFS LLC

	By:	/s/ Thomas G. Dundon
	Name:	Thomas G. Dundon
	Title:	Chief Executive Officer